# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Net Lease, Inc., CIK 0001526113
CUSIP: 379378201
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 650 FIFTH AVE, 30TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 06/16/2025
Amends the filing with accession number 0000950142-25-001620
Filed by CIK 0001907225
Persons authorized to receive notices and communications: Michael R. Anderson, Bellevue Capital Partners, LLC, 222 Bellevue Avenue, Newport, Rhode Island (RI), 02840, 212-415-6500

## Reporting persons
- Bellevue Capital Partners, LLC (CIK 0001907225): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,185,803; sole dispositive power 0; shared dispositive power 21,185,803; aggregate amount beneficially owned 21,185,803 (9.5% of the class)
- MWM PIC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,607,384; sole dispositive power 0; shared dispositive power 19,607,384; aggregate amount beneficially owned 19,607,384 (8.8% of the class)
- MWM I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,140; sole dispositive power 0; shared dispositive power 26,140; aggregate amount beneficially owned 26,140 (0% of the class)
- AR Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,481; sole dispositive power 0; shared dispositive power 16,481; aggregate amount beneficially owned 16,481 (0% of the class)
- American Realty Capital Global II Special LP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,725; sole dispositive power 0; shared dispositive power 6,725; aggregate amount beneficially owned 6,725 (0% of the class)
- Nicholas S. Schorsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,685,012; sole dispositive power 0; shared dispositive power 21,685,012; aggregate amount beneficially owned 21,685,012 (9.7% of the class)
- Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 404,114; sole dispositive power 0; shared dispositive power 404,114; aggregate amount beneficially owned 404,114 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Global Net Lease, Inc.
Address of issuer's principal executive offices: 650 FIFTH AVE, 30TH FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 3 (the "Amendment") to Schedule 13D (the "Schedule 13D") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 22, 2023 relating to the shares of common stock, par value $0.01per share (the "Common Stock"), of Global Net Lease, Inc., a Maryland corporation (the "Issuer"), as amended by Amendment No. 1 thereto, filed with the SEC on June 24, 2024, as further amended by Amendment No. 2 thereto, filed with the SEC on June 13, 2025. This Amendment updates the Schedule 13D to reflect the fact that Mr. Weil has ceased to be in a group with the Reporting Persons. Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 223,208,729 outstanding shares of Common Stock as of May 2, 2025.
Transactions in the class effected during the past sixty days: Attached as Schedule 5(c).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule 5(c) - Transaction Description

## Signatures
- Bellevue Capital Partners, LLC: /s/ Michael R. Anderson, Michael R. Anderson, General Counsel (06/18/2025)
- MWM PIC, LLC: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)
- MWM I, LLC: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)
- AR Capital LLC: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)
- American Realty Capital Global II Special LP LLC: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)
- Nicholas S. Schorsch: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)
- Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust: /s/ Michael R. Anderson, Michael R. Anderson, Attorney-in-fact (06/18/2025)